TRANSGLOBE ENERGY CORPORATION

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Security Class	COMMON

Holder Account Number

	C9999999999	I N D

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Form of Proxy - Annual Meeting to be held on May 11, 2005

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 3:00 pm, Mountain Time, on May 9, 2005

TGLQ_PRX_2023/000001/000001/i

+	SAM SAMPLE	C9999999999 IND C03

Appointment of Proxyholder
I/We being holder(s) of TransGlobe Energy Corporation		Enter the name of the person you are
("the Company") hereby appoint: Ross Clarkson or failing	OR	appointing if this person is someone other
this person, David Ferguson		than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of TransGlobe Energy Corporation to be held at the Calgary Petroleum Club, 319 - 5th Ave S.W., Calgary, Alberta on 11 May 2005 at 3:00 PM and at any adjournment thereof.

1. Resolution

Fixing the number of directors at six (6).	For	Against

2. Election of Directors as outlined in the Information Circular.

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FOR all nominees:

WITHHOLD vote for all nominees:

3. Appointment of Auditors

To appoint Deloitte & Touche LLP, as auditors for the Corporation.	For	Withold

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

______________________________________ Date

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